ATTORNEYS AT LAW

1025 Thomas Jefferson Street, NW | Suite 400 West Washington, DC 20007-5208 202.965.8100 | fax 202.965.8104 www.carltonfields.com

April 7, 2023	Atlanta Florham Park Hartford Los Angeles Miami New York Orlando Tallahassee Tampa Washington, DC West Palm Beach

Via Electronic Mail and Edgar Transmission

Mr. Sonny Oh

Senior Counsel

Division of Investment Management

Disclosure Review and Accounting Office

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Brighthouse Life Insurance Company
Post-Effective Amendments to Registration Statements on Form S-3
(File Nos. 333-263495, 333-263492, 333-262390, and 333-268427)
Brighthouse Shield® Level Select 3-Yr, 6-Yr, Pay Plus, and Advisory Annuities,
respectively

Dear Mr. Oh:

On behalf of Brighthouse Life Insurance Company (the “Registrant”), we are responding to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) provided to us via telephone on April 3, 2023 with regard to the post-effective amendments to registration statements on Form S-3 (the “Registration Statements”) filed under the Securities Act of 1933, as amended (the “Securities Act”) with the Commission on January 13, 2023 (regarding the 3-Yr, 6-Yr and Pay Plus and Pay Plus Advisory Annuities) and March 17, 2023 (regarding the Advisory Annuity), which relates to above-referenced Shield Level Select Annuities, individual single premium deferred index-linked separate account annuity contracts (the “Contracts”).

Capitalized terms used but not otherwise defined herein have the meanings set forth in the Registration Statement.

For ease of reference, each of the comments of the Staff is set forth below, followed by the Registrant’s response. In cases where the Registrant’s response indicates that the Registrant has proposed revised disclosure in the Registration Statement, the marked courtesy copy of the Pay

Carlton Fields, P.A.

Carlton Fields, P.A. practices law in California through Carlton Fields, LLP

Mr. Sonny Oh

April 7, 2023

Plus supplement and of the Advisory supplement filed herewith reflects those changes. Certain clarifying, editorial and updating changes have been made as well.

1.	Applicability of Comments

	Comment:	The Staff comments provided with respect to the Pay Plus supplement on April 3, 2023 apply to the 3-year, 6-year and Advisory Contracts, as appropriate.

Response:

As noted above, Registrant has revised the Pay Plus and Advisory supplements in response to the Staff’s comments. The revisions are reflected in the marked copy of the Pay Plus and Advisory supplements filed herewith. The same revisions will be made to the 3-year and 6-year Contract supplements as appropriate. We note as well that the comments provided by the Staff on February 24, 2023 (regarding the Pay Plus supplement) and March 7, 2023 (with regard to the 6-Yr supplement) will be reflected in the supplements for each of the four Shield Select Annuities.

2.	COVER PAGE

	Comment:	Revise the end of the first paragraph on the Cover Page as follows: “... (4) additional 1-year Terms for certain Shield Options.”

	Response:	Registrant has made the requested revisions.

3.	COVER PAGE

Comment:

With respect to the second sentence in the second paragraph, which states that the supplement incorporates the prospectus by reference, add to this sentence the 1933 Act File No. of the prospectus being incorporated and provide a hyperlink to such prospectus.

	Response:	The Registrant has deleted the sentence incorporating the prospectus by reference.

4.	SHIELD OPTIONS

Comment:

(1) Under the caption “Shield Options,” move the new language in the first paragraph that begins with “We are not obligated ...” so that it follows the “Shield Options” chart, and incorporate this disclosure as a risk factor in the Risk Factors section of the supplement. (Please also ensure that this disclosure is added as a new risk factor to the corresponding prospectuses the next time they are included in a filing.)

Mr. Sonny Oh

April 7, 2023

(2) Please revise the chart to have three columns – “Term,” “Shield Options Currently Available,” and “Shield Options for Contracts Issued on and after May 1, 2023.”

(3) Please revise the first sentence in the first paragraph as follows: “The following chart lists the Shield Options currently available (second column) and the Shield Options available for contracts issued on or after May 1, 2023 (third column).”

(4) Finally, add disclosure tailored for Step Rate Edge after the Shield Options table along the lines of the bolded disclosure after the Shield Options chart currently in the prospectus that states “Please note, Shield Options with higher Shield Rates tend to have lower Cap Rates and Step Rates, as applicable, than other Shield Options that use the same Index and Term but provide lower Shield Rates. For example, a S&P 500® Index with a 3-Year Term and a Shield 15 will tend to have a Cap Rate that is lower than a S&P 500® Index with a 3-Year Term and a Shield 10.”

Response:	(1) The Registrant has made the requested revisions.

(2) At the time the supplement becomes effective, all Shield Options will be “Currently Available.” As an alternative, the Registrant believes the most informative presentation is to add back the chart the Registrant originally filed, which will show all Shield Options available on May 1, 2023, and the chart will be tagged to show the Shield Options that are offered for the first time as of May 1, 2023. In addition, the Registrant believes that this presentation will provide the smoothest transition when this disclosure is added to the prospectus.

(3) In line with the chart format described in Response (2) above, the Registrant has revised the chart to reflect the Shield Options currently available under the Contract and those that are newly available as of May 1, 2023, the latter of which are denoted by an asterisk (*).

(4) The Registrant has added the following disclosure immediately after the Shield Options chart:

“Please note, Shield Options with Step Rate Edge with higher Shield Rates tend to have lower Edge Rates than other Shield Options with Step Rate Edge that use the same Index and Term but have lower Shield Rates. For example, a Shield Option with Step Rate Edge with the S&P 500® Index, a

Mr. Sonny Oh

April 7, 2023

1-Year Term and a Shield 15 will tend to have an Edge Rate that is lower than a Shield Option with Step Rate Edge with the S&P 500® Index, a 1-Year Term and a Shield 10.”

5.	TERM

	Comment:	Please revise the second sentence in the paragraph under the caption “TERM” was follows: “Additional 1-year Terms are available with certain Shield Options.”

	Response:	Registrant has revised the supplements as requested.

6.	SHIELD OPTIONS WITH STEP RATE EDGE

Comment:

Add a new paragraph after the paragraph immediately below “SHIELD OPTIONS WITH STEP RATE EDGE” similar to the bolded disclosure at the top of page 23 that states “You should also keep in mind that if Index Performance is negative, the Performance Rate can never be greater than zero,” but tailored for Step Rate Edge.

	Response:	The following paragraph has been added as requested:

“You should keep in mind that unlike Shield Options with a Cap Rate or Step Rate, with a Shield Option with Step Rate Edge you will receive a positive Performance Rate equal to the Edge Rate even if Index Performance is negative, so long as such negative Index Performance does not exceed the Shield Rate.”

7.	SHIELD OPTIONS WITH STEP RATE EDGE – Step Rate Edge

	Comment:	Please move the second paragraph that begins with “There are two ways ...” to the end of this subsection, and replace the bullets in the first four bullets in this subsection with numbers.

	Response:	Registrant has revised the supplements as requested.

8.	INVESTMENT AMOUNT CALCULATION WITH STEP RATE EDGE

Comment:

Please add to this section a table similar to that at the top of page 25 of the prospectus but that covers Shield Options with an Edge Rate and insert “and adjustments” after “and Rider Charge” in the sixth line of the first paragraph of this section.

	Response:	The Registrant has added the requested table and inserted the requested language.

Mr. Sonny Oh

April 7, 2023

9.	INVESTMENT AMOUNT CALCULATION WITH STEP RATE EDGE

	Comment:	Please add the three paragraphs immediately above Example 1 in the prospectus, tailored for Step Rate Edge, under the supplement example captioned “Shield Options with Step Rate Edge”:

Response:

Registrant has made the requested revisions as follows; however, the Registrant has added the requested language at the end of the first paragraph under the caption “Calculating your Investment Amount on a Term End Date.”

“The following example should not be considered a representation of past or future performance for any Shield Option. Actual performance may be greater or less than those shown in the example. Similarly, the Index Values in the example are not an estimate or guarantee of future Index Performance. The Edge Rates shown in the following example are for illustrative purposes only and may not reflect actual declared rates. Values are rounded for display purposes only.”

10.	INTERIM VALUE CALCULATION WITH STEP RATE EDGE

	Comment:	Add “and adjustments” after “and Rider Charge deductions” three lines up from the end of the paragraph following “INTERIM VALUE WITH STEP RATE EDGE.”

	Response:	Registrant has made the requested revision.

11.	RISK FACTORS

Comment:

Please add the “No ownership of the underlying securities,” “Effect of Withdrawals, Surrender, Annuitization or Death” and “Limitations on Transfers” risk factors from the prospectus to the “RISK FACTORS” section in the supplement, tailored for Step Rate Edge.

	Response:	Registrant has added the following risk factors to the supplement:

“No ownership of the underlying securities

When you purchase the Contract and allocate your Purchase Payment to a Shield Option(s) with Step Rate Edge, you will not be investing in the Index for the Shield Options you select or in a mutual fund or exchange traded fund that also tracks the Index. Your Performance Rate

Mr. Sonny Oh

April 7, 2023

Adjustment for a Shield Option with Step Rate Edge is limited by the Edge Rate, which means your Investment Amount will be lower than if you had invested in a mutual fund or exchange traded fund designed to track the performance of the applicable Index and the performance is greater than your Edge Rate.

Effect of Withdrawals, Surrender, Annuitization or Death

For Shield Option(s) with Step Rate Edge, the calculation of the Interim Value will be based on Index Performance and the applicable Accrued Shield Rate and Edge Rate as of the date of the calculation. The Shield Rates and Edge Rate accrues during the Term and only reach full accrual on the last day of a Term. If negative Index Performance is constant during the Term, the Interim Value will be lower the earlier a withdrawal is made during the Term because the Shield Rate is accruing during this period. Also, withdrawals prior to the Term End Date, when Index Performance is positive, are subject to an Accrued Edge Rate based on the period those amounts were invested in the Shield Option. This means the earlier you take a withdrawal the lesser extent to which any positive Index Performance is reflected in your Account Value due to the accruing of the Edge Rate.

Limitations on Transfers

You may make transfers between the Fixed Account and the Shield Option(s) only during the Transfer Period. You cannot make transfers outside the Transfer Period and you cannot transfer out of a current Shield Option to another Shield Option or the Fixed Account until the Term End Date of the current Shield Option and you cannot transfer out of the Fixed Account to a Shield Option until the Interest Rate Term End Date (which will not be less than one (1) year). In both cases, the amount transferred can only be transferred to new Shield Options or the Fixed Account. This may limit your ability to react to market conditions.

In addition, you should understand that for renewals into the same Shield Option, a new Edge Rate will be declared and will go into effect on the Contract Anniversary that coincides with the beginning of the new Shield Option.

Moreover, at the Term End Date, the Investment Amount allocated to the Shield Option that has reached its Term End Date will be automatically renewed into the same Shield Option unless you instruct us

Mr. Sonny Oh

April 7, 2023

to transfer such amount into a different Shield Option(s) or the Fixed Account. You have the Transfer Period to notify us that you want to transfer some or all of your Investment Amount to a new Shield Option(s) or the Fixed Account. Thus, failure to provide such instructions during the Transfer Period will result in an automatic renewal for a period of at least one (1) year.”

12.	INFORMATION INCORPORATED BY REFERENCE

	Comment:	Please include in this section all of the information required by Item 12 of Form S-3.

	Response:	The Registrant has included in the referenced section all of the information required by Item 12 of Form S-3. The section now reads as follows:

“Under the Securities Act of 1933, BLIC has filed with the SEC a registration statement (the “Registration Statement”) relating to the Contracts offered by this prospectus. This prospectus has been filed as a part of the Registration Statement and does not contain all of the information set forth in the Registration Statement and the exhibits and reference is hereby made to such Registration Statement and exhibits for further information relating to BLIC and the Contracts.

BLIC’S Annual Report on Form 10-K was filed with the SEC on March 1, 2023 via EDGAR File No. 033-03094. The Form 10-K contains information for the period ended December 31, 2022, about BLIC, including audited financial statements for BLIC’s latest fiscal year. The Form 10-K is incorporated by reference into this prospectus. In addition, all documents subsequently filed by BLIC pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) prior to the termination of the offering, are also incorporated by reference into this prospectus. We are not incorporating by reference any documents or information deemed to have been furnished instead of filed under SEC rules, such as current reports on Form 8-K furnished under Item 2.02 or Item 7.01.

If requested, BLIC will furnish, without charge, a copy of any and all of the reports or documents that have been incorporated by reference into this prospectus. You may direct your requests to BLIC at 11225 North Community House Road, Charlotte, NC 28277. The telephone number is

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April 7, 2023

1-800-343-8496. You may also access the incorporated reports and other documents at www.brighthousefinancial.com.

BLIC files periodic reports as required under the Exchange Act (including Form 10-K, 10-Q and 8-K). You may also read and copy any materials that BLIC files with the SEC at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, DC 20549. The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC at http://www.sec.gov.”

As always, we appreciate the Staff’s review of and comments. Please contact the undersigned at (202) 965-8139 with questions or comments.

Very truly yours,

/s/ W. Thomas Conner
W. Thomas Conner Shareholder

cc:	Michele Abate, Associate General Counsel, Brighthouse Financial, Inc.
Dionne Sutton, Corporate Counsel, Brighthouse Financial, Inc.